                                                               Exhibit (a)(1)(i)

                   NOTICE OF PUT RIGHT AND OFFER TO PURCHASE

                        MILLENNIUM PHARMACEUTICALS, INC.

                           OFFER TO PURCHASE FOR CASH
                         ANY AND ALL OF ITS OUTSTANDING
                4.50% CONVERTIBLE SENIOR NOTES DUE JUNE 15, 2006

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., EASTERN TIME, ON
    TUESDAY, APRIL 29, 2003, AND MAY NOT BE EXTENDED, EXCEPT AS REQUIRED BY
                                APPLICABLE LAW.

     Millennium Pharmaceuticals, Inc. hereby gives notice to the holders of its outstanding 4.50% Convertible Senior Notes due June 15, 2006 of the holders' right to require Millennium to repurchase the notes for cash at a repurchase price equal to 109.50% of the principal amount of the notes, plus accrued and unpaid interest through and including April 28, 2003. As required by the indenture governing the notes, Millennium is hereby offering to purchase for cash any and all of the outstanding notes at that repurchase price, plus accrued and unpaid interest. If the expiration date of this offer is April 29, 2003, holders will receive $1,111.63 per $1,000 principal amount of notes tendered.

     The notes were originally issued by COR Therapeutics, Inc. Millennium assumed the obligations under the notes upon its acquisition of COR in February 2002. In April 2002, Millennium amended the terms of the notes to provide the put right provision pursuant to which this offer is being made. Millennium is giving this notice of put right and making this offer in order to satisfy its obligations under the indenture governing the notes.

     The notes are obligations of Millennium. Any notes that remain outstanding after consummation of this offer will continue to be obligations of Millennium and will continue to accrue interest and have the benefits of the indenture, including the right of the holder to convert the notes into shares of Millennium's common stock.

     Any person desiring to tender notes in this offer must comply with the procedures set forth in this document under "PROCEDURES FOR TENDERING AND WITHDRAWING NOTES" and in the letter of transmittal. Tenders of notes may be withdrawn at any time prior to the expiration of this offer.

     The CUSIP numbers for the notes are: 217753 AE 2, 217753 AF 9, and 217753 AG 7. The CUSIP numbers referenced above have been assigned by Standard & Poor's Corporation and are included solely for the convenience of holders of the notes. Millennium, the Paying Agent and the Trustee shall not be responsible for the selection or use of these CUSIP numbers, and no representation is made as to their correctness on the notes or as indicated in any notice of put right, offer to purchase or letter of transmittal.

     MILLENNIUM MAKES NO RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES PURSUANT TO THIS OFFER.

     This document contains important information about this offer. We urge you to read it in its entirety.

March 31, 2003.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY TERM SHEET..........................................    1
AVAILABLE INFORMATION.......................................    5
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............    5
THE OFFER...................................................    6
  General...................................................    6
  Purpose of the Offer......................................    7
  Information about the Notes...............................    7
  Source and Amount of Funds................................    9
  Expiration Date; Extensions; Amendments; Termination......    9
  Conditions to this Offer..................................    9
PROCEDURES FOR TENDERING AND WITHDRAWING NOTES..............    9
  Tendering Notes...........................................    9
  Withdrawal Rights.........................................   11
  Acceptance for Payment....................................   12
INFORMATION ABOUT MILLENNIUM................................   12
  General...................................................   12
  Market Price Information..................................   12
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES...............   13
  United States Holders.....................................   13
  Purchase of Notes under the Offer.........................   14
  Market Discount...........................................   14
  Amortizable Bond Premium..................................   14
PAYING AGENT; FEES AND EXPENSES.............................   15
MISCELLANEOUS...............................................   15

                CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

     This Notice of Put Right and Offer to Purchase and the documents incorporated herein by reference contain forward-looking statements with respect to Millennium's financial condition, results of operations and business. All statements that relate to prospective events or developments are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue" or the negative of these terms or other similar expressions.

     Any forward-looking statements are based on Millennium's current assumptions and expectations about future events, but are subject to known and unknown risks and uncertainties that may cause Millennium's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Millennium cannot assure investors that its assumptions and expectations will prove to have been correct.

     All forward-looking statements attributable to Millennium or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements included in this document and the documents incorporated herein by reference. Except as required by law, Millennium undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               SUMMARY TERM SHEET

     The following are answers to some of the questions that you, as a holder of the 4.50% Convertible Senior Notes due June 15, 2006 of Millennium Pharmaceuticals, Inc., which were originally issued by COR Therapeutics, Inc., may have. We urge you to read the remainder of this Notice of Put Right and Offer to Purchase and the other documents that are incorporated in this document by reference carefully because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this document and the other documents.

                          INFORMATION ABOUT THIS OFFER

WHO IS OFFERING TO PURCHASE YOUR NOTES? (PAGE 6)

     - Millennium Pharmaceuticals, Inc. is offering to purchase the notes.

WHAT CLASS OF SECURITIES IS SOUGHT IN THIS OFFER? (PAGE 6)

     - We are offering to acquire any and all of our 4.50% convertible senior notes due June 15, 2006 that are currently outstanding. The notes were originally issued by COR and are now obligations of Millennium.

     - We have also commenced a separate offer with respect to our 5.00% convertible subordinated notes due March 1, 2007, originally issued by COR. If you are also a holder of the 5.00% notes and need another copy of the offer documents for the 5.00% notes, please contact U.S. Bank, N.A., the paying agent for both offers, at the address listed on the back cover of this Notice of Put Right and Offer to Purchase.

WHY IS MILLENNIUM MAKING THIS OFFER? (PAGE 7)

     - In April 2002, we amended the terms of the notes to give the holders of the notes the right to require us to repurchase all or a portion of each holder's notes on April 29, 2003, at a repurchase price equal to 109.50% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to the repurchase date. The indenture which governs the notes requires us to provide notice of this put right, and thereby commence an offer to repurchase the notes, at least 21 business days before April 29, 2003.

WHAT PRICE WILL YOU RECEIVE FOR YOUR NOTES IF YOU TENDER THEM TO US? (PAGE 6)

     - As required by the indenture, we are offering to repurchase your notes at a repurchase price of 109.50% of the principal amount of the notes, plus accrued and unpaid interest through and including April 28, 2003. If the expiration date of this offer is April 29, 2003, you will receive $1,111.63 per $1,000 principal amount of the notes you tender.

WHAT IS THE PROCESS FOR TENDERING YOUR NOTES? (PAGE 9)

     - There are three ways to tender notes, depending upon the manner in which your notes are held:

      - If your notes are registered in your name, (1) complete and sign the letter of transmittal or a facsimile copy in accordance with the instructions to the letter of transmittal, (2) mail or deliver it and any other required documents to the paying agent for this offer at one of its addresses listed on the back cover of this Notice of Put Right and Offer to Purchase and (3) either deliver the certificates for the tendered notes to the paying agent or transfer your notes pursuant to the book-entry transfer procedures described in this Notice of Put Right and Offer to Purchase;

      - If your notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, meaning your notes are owned in "street name," then you must instruct your broker, dealer, commercial bank, trust company or other nominee to tender your notes; or

      - If your notes are held of record by The Depository Trust Company, or DTC, you may tender them through DTC's Automated Tender Offer Program.

     - For more information on the tendering process, please see "PROCEDURES FOR TENDERING AND WITHDRAWING NOTES -- Tendering Notes."

CAN YOU TENDER A PORTION OF YOUR NOTES? (PAGE 6)

     - You are not required to tender all of your notes in this offer. Under the terms of the indenture, if you choose to tender less than the full amount of your notes, you must tender a minimum of $1,000 principal amount of notes.

WHEN DOES THIS OFFER EXPIRE? (PAGE 9)

     - You have until 9:00 a.m., Eastern time, on Tuesday, April 29, 2003 to tender your notes in this offer. Unless required by applicable law, this offer will not be extended.

ARE THERE ANY CONDITIONS TO THIS OFFER? (PAGE 9)

     - There are no conditions to this offer except for the timely and proper delivery and tender of your notes in accordance with the terms of this offer.

WHEN WILL YOU RECEIVE PAYMENT FOR YOUR TENDERED NOTES? (PAGE 12)

     - We will pay for the tendered notes in cash promptly after this offer expires.

CAN YOU WITHDRAW YOUR TENDERED NOTES? (PAGE 11)

     - You may withdraw your tendered notes at any time before 9:00 a.m., Eastern time, on April 29, 2003, or, if this offer is extended as required by applicable law, the time and date when the extended offer expires. In addition, if we have not accepted your notes for payment by May 23, 2003, you may also withdraw your notes. To withdraw your tendered notes, please follow the instructions under "PROCEDURES FOR TENDERING AND WITHDRAWING NOTE -- Withdrawal Rights."

WHAT HAPPENS TO YOUR NOTES IF YOU DO NOT TENDER THEM? (PAGE 7)

     - Any notes that remain outstanding after consummation of this offer will continue to be obligations of Millennium and will continue to accrue interest and have the benefits of the indenture.

WHAT ARE THE TAX CONSEQUENCES TO YOU IF YOU TENDER YOUR NOTES? (PAGE 13)

     - The receipt of cash in exchange for your notes in this offer will be a taxable transaction to you for U.S. federal income tax purposes. Except with respect to accrued but unpaid interest, which will be taxable as such unless previously taken into account, you will generally recognize a capital gain or loss on the sale equal to the difference between (1) the amount of cash you receive for your note and (2) your adjusted tax basis in the note. The capital gain or loss will be considered long-term if you held your note for longer than 12 months and short-term if you held your note for 12 months or less. For more information, please see "UNITED STATES FEDERAL INCOME TAX CONSEQUENCES."

     - You should consult with your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

WHERE CAN YOU GET MORE INFORMATION REGARDING THIS OFFER? (BACK COVER PAGE)

     - If you have questions regarding the procedures for tendering your notes or require assistance in tendering your notes, please contact U.S. Bank, N.A., the paying agent for this offer, at one of the addresses or telephone numbers listed on the back cover of this Notice of Put Right and Offer to Purchase. You may also contact Millennium by writing to us at the following address: Millennium Pharmaceuticals, Inc., Attention:
       Gina Price Nugent, Director of Investor Relations, 75 Sidney Street, Cambridge, Massachusetts 02139 or by calling: (617) 551-3611.

IS MILLENNIUM MAKING ANY RECOMMENDATION ABOUT THE OFFER? (PAGE 7)

     - Millennium makes no recommendation as to whether or not holders should tender their notes pursuant to the offer.

                          INFORMATION ABOUT THE NOTES

WHO IS THE ISSUER OF THE NOTES? (PAGE 7)

     - The notes were originally issued by COR. As a result of Millennium's acquisition of COR on February 12, 2002, the notes are now obligations of Millennium.

WHAT IS THE CONVERSION RATE OF THE NOTES? (PAGE 8)

     - The notes are convertible into shares of Millennium's common stock. Upon conversion, you would receive 24.6222 shares of common stock for every $1,000 principal amount of the notes. This is equivalent to a conversion price of approximately $40.61 per share. On March 28, 2003, the last reported sale price for Millennium's common stock was $8.28 per share.

     - The right to convert your notes expires at the close of business on June 15, 2006, unless we have previously redeemed or repurchased your notes. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

DO HOLDERS HAVE ANY RIGHTS TO REQUIRE MILLENNIUM TO REPURCHASE THE NOTES? (PAGES 7 AND 8)

     - This offer is being made in connection with the right of noteholders under the indenture to require us to repurchase their notes on April 29, 2003.

     - If a change in control, as defined in the indenture, occurs in the future, you will have the right, at your option, to require us to repurchase in cash all of your notes not called for redemption, or any portion of the principal amount of your notes that is equal to $1,000 or any greater integral multiple of $1,000. The repurchase price would be 100% of the principal amount of the notes to be repurchased, together with interest accrued to the repurchase date.

     - Millennium is actively considering amending the notes to provide noteholders with additional rights. If Millennium decides to amend the notes, it will make a public announcement of that fact by issuing a press release no later than April 22, 2003. There can be no assurance that Millennium will amend the notes.

WHAT ARE THE REDEMPTION PROVISIONS OF THE NOTES? (PAGE 7)

     - On and after June 15, 2004, we may redeem the notes, in whole or in part, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on June 15 of the following years:

YEAR                                                          REDEMPTION PRICE
----                                                          ----------------
2004........................................................       101.8%
2005........................................................       100.9%

       and 100% of the principal amount on and after June 15, 2006. In each case, we will also pay accrued interest to the redemption date. The indenture requires us to give notice of redemption not more than 60 and not less than 30 days before the redemption date.

WHAT ARE THE INTEREST PAYMENT PROVISIONS OF THE NOTES? (PAGE 7)

     - Interest on outstanding notes is paid on June 15 and December 15 of each year at an annual rate of 4.50% of the principal amount of the notes. Unless there is a default in payment of the repurchase price, interest on any notes purchased by Millennium pursuant to this offer will cease to accrue from and after April 28, 2003, or, if the expiration date of this offer is after April 29, 2003, from and after the date immediately preceding any later expiration date.

                             AVAILABLE INFORMATION

     Millennium is subject to the disclosure requirements of the Securities Exchange Act of 1934 and in accordance with the Exchange Act files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Millennium files at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information that Millennium files with the SEC are also available from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following document, which has been filed by Millennium (File No. 0-28494) with the SEC, is incorporated herein by reference:

     - Millennium's Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 7, 2003.

     The documents incorporated by reference herein (other than exhibits to such documents that are not specifically incorporated by reference herein) are available without charge to any person to whom this Notice of Put Right and Offer to Purchase has been delivered upon written or oral request to Gina Price Nugent, Director of Investor Relations, Millennium Pharmaceuticals, Inc., 75 Sidney Street, Cambridge, Massachusetts 02139, Telephone: (617) 551-3611.

                                   THE OFFER

GENERAL

     Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium"), hereby offers to purchase for cash any and all of its outstanding 4.50% Convertible Senior Notes due June 15, 2006 (the "Notes") at the Repurchase Price (as defined herein), upon the terms and subject to the conditions set forth in this Notice of Put Right and Offer to Purchase (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"). This Offer to Purchase and the Letter of Transmittal collectively constitute this "Offer."

     This Offer will expire at 9:00 a.m., Eastern time, on April 29, 2003, and may not be extended except as required by applicable law (such time and date, as it may be extended, the "Expiration Date").

     The "Repurchase Price" is equal to 109.50% of the principal amount of the Notes, plus interest accrued and unpaid through and including April 28, 2003 (or, if the Expiration Date is after April 29, 2003, through and including the date immediately preceding the Expiration Date). If the Expiration Date is April 29, 2003, the Repurchase Price will equal $1,111.63 per $1,000 principal amount of the Notes tendered.

     Millennium will accept tenders of all of a holder's Notes or of any portion of a holder's Notes which is in an amount equal to $1,000 principal amount or any greater integral multiple of $1,000. Tenders of Notes may be withdrawn at any time on or prior to the Expiration Date. Any holder of the Notes desiring to tender the Notes must comply with the procedures set forth herein under "PROCEDURES FOR TENDERING AND WITHDRAWING NOTES" and in the Letter of Transmittal.

     Upon the terms and subject to the conditions of this Offer (including, if this Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, Millennium will, promptly after the Expiration Date, purchase, by accepting for payment, and will pay for, all Notes validly tendered (and not properly withdrawn) pursuant to this Offer. Such payment will be made by the deposit of immediately available funds with U.S. Bank, N.A. (the "Paying Agent"), which will act as agent for tendering holders for the purpose of receiving payment from Millennium and transmitting such payment to tendering holders. Subject to the requirements of the Indenture, dated as of June 11, 2001 (as amended, the "Indenture"), between Millennium (as successor to COR Therapeutics, Inc. ("COR")) and U.S. Bank, N.A. (as successor to Firstar Bank, N.A.), as Trustee (the "Trustee"), and the Notes, Millennium expressly reserves the right, in its sole discretion and subject to applicable law, to delay acceptance for payment of or payment for Notes in order to comply, in whole or in part, with any applicable law.

     If less than all the principal amount of Notes held by a holder is tendered by such holder pursuant to this Offer, promptly after the Expiration Date, Millennium shall issue, and the Trustee shall authenticate and deliver to or on the order of the holder thereof, at the expense of Millennium, new Notes of authorized denominations in a principal amount equal to the portion of the Notes not tendered.

     Rule 13e-4 promulgated under the Exchange Act generally prohibits Millennium and its affiliates from purchasing Notes other than pursuant to this Offer, until at least ten business days after the expiration or termination of this Offer.

     Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or related documents may be directed to the Paying Agent at one of its addresses or telephone numbers set forth on the back cover hereof. Any beneficial owner owning interests in the Notes should contact such beneficial owner's broker, dealer, commercial bank, trust company or other nominee for assistance concerning this Offer.

PURPOSE OF THE OFFER

     On April 22, 2002, Millennium entered into a Third Supplemental Indenture to the Indenture, providing for a new put right provision for noteholders. Under
Section 2.1 of the Third Supplemental Indenture, noteholders have the right to require Millennium to repurchase at the Repurchase Price all of their Notes or any portion of the principal amount thereof that is equal to $1,000 or any greater integral multiple of $1,000 on April 29, 2003.

     The purpose of this Offer is to fulfill Millennium's contractual obligations under the Third Supplemental Indenture. This Offer to Purchase serves as the "Company Notice of Put Right" required by Section 2.2 of the Third Supplemental Indenture. The Letter of Transmittal serves as the "Put Right Notice" for purposes of Section 2.2(2) of the Third Supplemental Indenture.

     MILLENNIUM MAKES NO RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES PURSUANT TO THIS OFFER.

     The Notes purchased pursuant to this Offer will cease to be outstanding and will be delivered to the Trustee for cancellation immediately after such purchase. Interest on any Notes purchased by Millennium pursuant to this Offer will cease to accrue from and after April 28, 2003 (unless there is a default in payment of the Repurchase Price).

     Holders of Notes that are not tendered pursuant to this Offer will not have the right after the Expiration Date to exercise the put right described in this Offer to Purchase.

INFORMATION ABOUT THE NOTES

     The Notes were originally issued by COR. As a result of Millennium's acquisition of COR on February 12, 2002, the Notes are now obligations of Millennium. Any Notes which remain outstanding after consummation of this Offer will continue to be obligations of Millennium and will continue to accrue interest and have the benefits of the Indenture. Millennium is not seeking noteholder approval of any amendments to the Notes or the Indenture.

     Principal Amount of Notes Outstanding. As of March 28, 2003, there was $299.99 million aggregate principal amount of Notes outstanding.

     CUSIP Numbers. The CUSIP numbers for the Notes are: 217753 AE 2, 217753 AF 9, and 217753 AG 7. The CUSIP numbers referenced above have been assigned by Standard & Poor's Corporation and are included solely for the convenience of holders of the Notes. Millennium, the Paying Agent and the Trustee shall not be responsible for the selection or use of these CUSIP numbers, and no representation is made as to their correctness on the Notes or as indicated in any notice of put right, offer to purchase or letter of transmittal.

     Interest. The Notes which remain outstanding after consummation of this Offer will continue to accrue interest until the date of maturity, June 15, 2006, or until the principal of the Notes has been paid. The Notes bear an interest rate of 4.50% per year, payable on June 15 and December 15 of each year, to record holders of the Notes as of the preceding June 1 or December 1.

     Redemption. The Notes which remain outstanding after consummation of this Offer will continue to be subject to Millennium's right to call such Notes for redemption. On and after June 15, 2004, Millennium may redeem the notes, in whole or in part, at Millennium's option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on June 15 of the following years:

YEAR                                                          REDEMPTION PRICE
----                                                          ----------------
2004........................................................       101.8%
2005........................................................       100.9%

and 100% of the principal amount on and after June 15, 2006. In each case, Millennium will also pay accrued interest to the redemption date. The Indenture requires Millennium to give notice of redemption not more than 60 and not less than 30 days before the redemption date.

     No redemption of the Notes can occur prior to the Expiration Date of this Offer.

     Conversion. Prior to consummation of Millennium's acquisition of COR, the Notes were convertible into shares of COR's common stock. As a result of Millennium's acquisition of COR, the Notes became, and are currently, convertible into 24.6222 shares of Millennium's common stock for each $1,000 principal amount of the Notes (the "Conversion Amount"). This is equivalent to a conversion price of approximately $40.61 per share. A holder may convert the Notes into the Conversion Amount until, but not after, such Notes are properly tendered in this Offer to the Paying Agent, unless the tender of such Notes is properly withdrawn or there is a default in payment of the Repurchase Price. In order to convert the Notes, a holder must present the Notes and a conversion notice meeting the requirements of the Indenture to the Corporate Trust Office of the Trustee at: U.S. Bank, N.A., 180 East 5th Street, St. Paul, Minnesota 55101, Attention: Frank Leslie, telephone (651) 244-8677.

     Resale of Notes. The Notes were originally issued in a private placement pursuant to Rule 144A under the Securities Act and are entitled to the benefits of a registration rights agreement. On March 28, 2002, the SEC declared effective a resale registration statement relating to the Notes and the shares of common stock issuable upon conversion of the Notes. In connection with Millennium's acquisition of COR, Millennium agreed that it will, at its expense, use its reasonable efforts to keep the resale registration statement effective until July 12, 2003 or, if earlier, until there are no outstanding registrable securities.

     Trading Market. The Notes are not listed on any securities exchange or automated quotation system. The Notes are traded in the over-the-counter market and various dealers, brokers or traders publicly price quotations for the Notes. The following table sets forth, as reported by Bloomberg, the high and low end-of-day bid/offer quotes of the Notes for each quarterly period ended after October 2, 2001, the date on which such quotes were first priced and reported. In accordance with market practice, the Notes are quoted based on a price per $100 principal amount at maturity.

                                                               HIGH       LOW
                                                              -------   -------
2001
Quarter ended December 31, 2001.............................  $103.94   $ 78.17
2002
Quarter ended March 31, 2002................................  $102.62   $ 95.41
Quarter ended June 30, 2002.................................   107.83    101.66
Quarter ended September 30, 2002............................   107.92    105.62
Quarter ended December 31, 2002.............................   109.24    105.62
2003
Quarter ending March 31, 2003 (through March 27, 2003)......  $111.33   $109.00

     Quotations for securities that are not widely traded may differ from actual trading prices and should be viewed as approximations. Holders are urged to contact their broker to obtain current market prices for the Notes. See "INFORMATION ABOUT MILLENNIUM -- Market Price Information" for information about trading in Millennium's common stock.

     Right to Require Repurchase Upon Change in Control. Following a Change in Control (as defined in the Indenture), each holder of Notes would have the right, at such holder's option, to require Millennium to repurchase all of such holder's Notes or any portion of such holder's Notes that is equal to $1,000 or any greater integral multiple of $1,000 at a price equal to 100% of the principal amount of the Notes, plus interest accrued and unpaid to the repurchase date.

     Additional Rights. Millennium is actively considering amending the notes to provide noteholders with additional rights. If Millennium decides to amend the notes, it will make a public announcement of that fact by issuing a press release no later than April 22, 2003. There can be no assurance that Millennium will amend the notes.

SOURCE AND AMOUNT OF FUNDS

     If all outstanding Notes are tendered and purchased, the aggregate amount of funds required to pay the Repurchase Price and the fees and expenses related to this Offer would be approximately $333.5 million. Millennium intends to use available corporate funds to pay this amount.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS; TERMINATION

     The Expiration Date of this Offer is 9:00 a.m., Eastern time, on April 29, 2003. This Offer may not be extended, except as required by applicable law. During any extension of this Offer, all Notes previously tendered pursuant to this Offer (and not properly withdrawn) will remain subject to this Offer and may be accepted for payment by Millennium, subject to the withdrawal rights of holders.

     Millennium expressly reserves the right, subject to the requirements of the Indenture, the Notes and applicable law: (1) to delay acceptance for payment of or payment for any Notes tendered pursuant to this Offer; and (2) at any time, or from time to time, to amend the terms of this Offer in any respect.

     Any extension, amendment or termination of this Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Millennium may choose to make a public announcement of any extension, amendment or termination of this Offer, except as required by law, Millennium shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service, except in the case of an announcement of an extension of this Offer, in which case Millennium shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.

CONDITIONS TO THIS OFFER

     There are no conditions to this Offer except for the timely and proper delivery and tender of notes in accordance with the terms of this Offer.

                 PROCEDURES FOR TENDERING AND WITHDRAWING NOTES

TENDERING NOTES

     General. The tender of Notes pursuant to any of the procedures set forth in this Offer to Purchase and in the Letter of Transmittal will constitute the tendering holder's acceptance of the terms and conditions of this Offer. Millennium's acceptance of such Notes for payment will constitute a binding agreement between the tendering holder and Millennium upon the terms and subject to the conditions of this Offer. The tender of Notes will constitute an agreement to deliver good, marketable and unencumbered title to all tendered Notes prior to the Expiration Date, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right.

     UNLESS THE NOTES BEING TENDERED ARE DEPOSITED BY THE HOLDER WITH THE PAYING AGENT BY THE EXPIRATION DATE (ACCOMPANIED BY A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL OR AN AGENT'S MESSAGE), MILLENNIUM MAY, AT ITS OPTION, REJECT SUCH TENDER. PAYMENT FOR NOTES WILL BE MADE ONLY AGAINST DEPOSIT OF TENDERED NOTES AND DELIVERY OF ALL OTHER REQUIRED DOCUMENTS.

     No alternative, conditional, irregular or contingent tenders will be accepted. By executing a Letter of Transmittal (or facsimile thereof), each tendering holder waives any right to receive any notice of the acceptance of its Notes for payment.

     Tender of Notes. In order for Notes to be validly tendered pursuant to this Offer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Notes, and any other documents required by the Letter of Transmittal, must be received by the Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, and the certificates evidencing tendered Notes must be received by the Paying Agent at one of such addresses or such Notes must be tendered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation must be received by the Paying Agent), in each case prior to the Expiration Date.

     Book-Entry Transfer. The Paying Agent will establish an account with respect to the Notes at DTC for purposes of this Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a DTC participant may make book-entry delivery of Notes by causing DTC to transfer such Notes into the Paying Agent's account at DTC in accordance with DTC's Automated Tender Offer Program procedures for such transfer. However, although delivery of Notes may be effected through book-entry transfer into the Paying Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message and any other documents required by the Letter of Transmittal, must, in any case, be received by the Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date in order for such Notes to be validly tendered pursuant to this Offer.

     The confirmation of a book-entry transfer into the Paying Agent's account at DTC as described above is referred to as a "Book-Entry Confirmation." The term "Agent's Message" means a message transmitted by DTC to, and received by, the Paying Agent and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgement from the DTC participant tendering the Notes which are subject of such Book-Entry Confirmation, that such participant has received, and agrees to be bound by the terms of, the Letter of Transmittal and that Millennium may enforce such agreement against such participant.

     DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE PAYING AGENT.

     Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a firm that is a commercial bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program, the Stock Exchanges' Medallion Program or the New York Stock Exchange, Inc. Medallion Signature Program (each of the foregoing, an "Eligible Institution"); provided, however, that signatures on a Letter of Transmittal need not be guaranteed if (1) Notes are tendered by a holder who has not completed either the box entitled "Special Delivery Instructions" or "Special Payment Instructions" in the Letter of Transmittal or
(2) Notes are tendered for the account of an Eligible Institution.

     Mutilated, Lost, Stolen or Destroyed Notes. If a holder desires to tender Notes pursuant to this Offer, but any such Note has been mutilated, lost, stolen or destroyed, such holder should write to or telephone the Trustee concerning the procedures for obtaining a replacement Note. Inquiries should be directed to the Trustee at: U.S. Bank, N.A., 180 East 5th Street, St. Paul, Minnesota 55101,
Attention: Frank Leslie, telephone: (651) 244-8677.

     Backup Federal Income Tax Withholding. Under the "backup withholding" provisions of U.S. federal income tax law, unless a tendering holder, or his or her assignee (in either case, the "Payee"), satisfies the conditions described in Instruction 8 of the Letter of Transmittal or is otherwise exempt, the aggregate purchase price may be subject to backup withholding tax at a rate of 30%. To prevent backup withholding, each Payee should complete and sign the Substitute Form W-9 provided in the Letter of Transmittal. See Instruction 8 of the Letter of Transmittal.

     Effect of the Letter of Transmittal. Subject to, and effective upon, the acceptance for purchase of and payment of the Repurchase Price for Notes tendered thereby, by executing and delivering a Letter of Transmittal, a tendering holder of Notes (1) irrevocably sells, assigns and transfers to, or upon the order of, Millennium, all right, title and interest in and to all Notes tendered thereby and (2) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such holder with respect to such Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to
(a) deliver such Notes, or transfer ownership of such Notes, together with all accompanying evidences of transfer and authenticity, to or upon the order of Millennium, upon receipt by the Paying Agent, as the undersigned's agent, of the Repurchase Price, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Notes, all in accordance with the terms of this Offer. Notwithstanding the foregoing, except in the exercise of its duties as the Paying Agent, the Paying Agent will have no rights to, or control over, funds it receives from Millennium.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of tendered Notes will be resolved by Millennium, in its sole discretion, whose determination will be final and binding. Millennium reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of Millennium or its counsel, be unlawful. Millennium also reserves the absolute right to waive any irregularities as to particular Notes. Millennium's interpretation of the terms and conditions of this offer (including the Instructions in the Letter of Transmittal) will be final and binding.

     Unless waived, any irregularities in connection with tenders must be cured within such time as Millennium shall determine. Tenders of Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Notes received by the Paying Agent that are not properly tendered or delivered and as to which the irregularities have not been cured or waived will be returned by the Paying Agent to the tendering holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     None of Millennium, the Paying Agent, the Trustee or any other person shall be obligated to give notification of defects or irregularities in any tender or shall incur any liability for failure to give any such notification.

     LETTERS OF TRANSMITTAL AND NOTES MUST BE SENT ONLY TO THE PAYING AGENT. DO NOT SEND LETTERS OF TRANSMITTAL OR NOTES TO MILLENNIUM.

     THE METHOD OF DELIVERY OF LETTERS OF TRANSMITTAL, NOTES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE SOLE OPTION AND RISK OF THE TENDERING HOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE PAYING AGENT. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     HOLDERS OF NOTES SHOULD BE AWARE THAT NO GUARANTEED DELIVERY PROCESS IS AVAILABLE TO TENDER NOTES.

WITHDRAWAL RIGHTS

     Tenders of Notes may be withdrawn at any time on or prior to the Expiration Date, and, unless already accepted for payment as provided herein, may also be withdrawn at any time after May 23, 2003.

     For a withdrawal of a tender of Notes to be effective, a telegram, facsimile transmission or letter must be received by the Paying Agent on or prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must (1) specify the name of the holder who tendered the Notes to be withdrawn, (2) contain a description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes, (3) include a statement that such holder is withdrawing his election to have such principal amount of such Notes purchased and (4) specify the principal amount, if any, of such Notes (which shall be $1,000 or any greater integral multiple of $1,000 thereof) that remains subject to this Offer and that has been or will be delivered for purchase by Millennium. If the Notes to be withdrawn have been delivered or otherwise identified to the Paying Agent, a signed notice of withdrawal is effective immediately upon receipt by the Paying Agent even if physical release is not yet effected. Any Notes properly withdrawn will be deemed to be not validly tendered for purposes of this Offer.

     Withdrawals may not be revoked. However, withdrawn Notes may be retendered at any time prior to the Expiration Date by following one of the procedures described above under "-- Tendering Notes."

     All questions as to the validity, form or eligibility (including time of receipt) of any notice of withdrawal will be resolved by Millennium, in its sole discretion, whose determination will be final and binding. None of Millennium, the Paying Agent, the Trustee or any other person shall be obligated to give notification of defects or irregularities in any notice of withdrawal or shall incur any liability for failure to give any such notification.

ACCEPTANCE FOR PAYMENT

     Upon the terms and subject to the conditions to this Offer (including if this Offer is extended or amended, the terms of such extension or amendment) and applicable law, Millennium will, promptly after the Expiration Date, purchase, by accepting for payment, and will pay for, all Notes properly tendered prior to the Expiration Date (and not properly withdrawn) pursuant to this Offer.

     For purposes of this Offer, Millennium shall be deemed to have accepted for payment (and thereby to have purchased) tendered Notes as, if and when Millennium delivers to the Paying Agent written notification of Millennium's acceptance of such Notes for payment. Subject to the terms and conditions of this Offer, payment for Notes so accepted will be made by deposit of the consideration therefor with the Paying Agent. The Paying Agent will act as agent for tendering holders for the purpose of receiving payment from Millennium and transmitting payment to such tendering holders.

     In all cases, payment by the Paying Agent to tendering holders will be made only after timely receipt by the Paying Agent of the documentation described above under "-- Tendering Notes."

                          INFORMATION ABOUT MILLENNIUM

GENERAL

     Millennium is a leading biopharmaceutical company focused on developing and commercializing products in several disease areas. Millennium currently has a cardiovascular disease product on the market and a cancer product under review for marketing approval. Millennium also has potential products in earlier stages of development in each of those areas and in its inflammatory disease and metabolic disease areas.

     Millennium was incorporated in Delaware in 1993. Its principal executive offices are located at 75 Sidney Street, Cambridge, Massachusetts 02139 and its telephone number is (617) 679-7000.

     Additional information about Millennium's business can be found in its periodic filings with the SEC, including its most recent annual report on Form 10-K, which was filed with the SEC on March 7, 2003. Please see "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" for more information.

MARKET PRICE INFORMATION

     Currently, the Notes are convertible into 24.6222 shares of Millennium's common stock for each $1,000 principal amount of the Notes. This is equivalent to a conversion price of approximately $40.61 per share. The common stock has traded on the Nasdaq National Market under the symbol "MLNM" since May 1996.

     The table below sets forth the range of intraday high and low prices of the common stock as reported on the Nasdaq National Market beginning with the year ended December 31, 2001.

                                                               HIGH     LOW
                                                              ------   ------
2001
Quarter ended March 31, 2001................................  $63.50   $21.06
Quarter ended June 30, 2001.................................   45.00    23.60
Quarter ended September 30, 2001............................   35.23    15.63
Quarter ended December 31, 2001.............................   36.25    17.52
2002
Quarter ended March 31, 2002................................  $25.55   $16.72
Quarter ended June 30, 2002.................................   23.55    10.33
Quarter ended September 30, 2002............................   15.00     8.71
Quarter ended December 31, 2002.............................   11.28     7.13
2003
Quarter ending March 31, 2003 (through March 28, 2003)......  $ 9.34   $ 6.24

     On March 28, 2003, the last reported sale price for the common stock was $8.28 per share.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion addresses the material United States federal income tax considerations relating to this Offer. This summary is for general information only and does not address all aspects of United States federal income taxation that may be relevant to a holder in light of the holder's personal circumstances. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated or proposed thereunder ("Treasury Regulations"), judicial authority and current administrative rulings and practice, all of which are subject to change without notice, possibly on a retroactive basis, or to differing interpretation. This summary addresses the tax consequences to persons described below under "United States Holders" who hold Notes as "capital assets" (within the meaning of Section 1221 of the Code) and does not address tax considerations for non-United States holders or those tax considerations applicable to investors that may be subject to special tax rules, such as banks and other financial institutions; regulated investment companies; tax-exempt organizations; expatriates; insurance companies; traders or dealers in securities or currencies; custodians, nominees or similar financial intermediaries holding Notes for others; persons that hold Notes as a position in a hedging transaction or other risk reduction transaction for tax purposes; persons who own an interest in a partnership or other pass through entity that holds Notes; or persons that have a "functional currency" other than the United States dollar. Millennium has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, this summary does not address any tax considerations that may arise under state, local or non-United States tax laws.

     HOLDERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNITED STATES HOLDERS

     The discussion herein relates solely to beneficial owners of Notes who, for United States federal income tax purposes, are (1) citizens or residents of the United States, (2) corporations created or organized in or under the laws of the United States or any state thereof, (3) estates the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) trusts the administration of which is subject to the primary supervision of a United States court and with respect to which one or more United States persons have the authority to control all substantial decisions. For United States federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is generally attributed to its owners.

     Subject to certain exceptions, an individual may be deemed to be a United States resident (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal income tax as if they were United States citizens.

PURCHASE OF NOTES UNDER THE OFFER

     Except as set forth below under "Market Discount," upon the purchase of a Note under this Offer, a holder generally will recognize capital gain or loss equal to the difference between (1) the amount realized on the sale and (2) the holder's adjusted tax basis in the Note. For these purposes, the amount realized does not include any amount attributable to accrued but unpaid interest, which will be taxable as such unless previously taken into account. A holder's adjusted tax basis in a Note generally will equal the cost of the Note to the holder, increased by any market discount previously included in income pursuant to an election (as described in "Market Discount" below), and decreased by any amortizable bond premium which the holder previously elected to deduct from gross income on an annual basis (as described in "Amortizable Bond Premium" below). Such capital gain or loss will be long-term if the holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. For individual taxpayers, the deductibility of capital losses is subject to limitations.

MARKET DISCOUNT

     Holders should be aware that a Note that was purchased by a holder after its original issue may be affected by the "market discount" rules of the Code. For this purpose, the market discount on a Note generally will equal the amount, if any, by which the stated redemption price at maturity of the Note immediately after its acquisition exceeded its acquisition price. Subject to a de minimis exception, these provisions generally require a holder who acquires a Note at a market discount to treat as ordinary income any gain recognized on any disposition of that Note, including a sale to Millennium under this Offer, to the extent of the accrued market discount on that Note at the time of disposition. In general, market discount is treated as accruing on a straight-line basis over the remaining term of the Note as of the time of acquisition, or, at the election of the holder, under a constant yield method. Such an election applies only to the Note with respect to which it is made, and may not be revoked.

     A holder of a Note acquired at market discount also may have elected to include the market discount in income as it accrued. If a holder so elected, the rules discussed above with respect to ordinary income recognition resulting from the disposition of a Note would not apply, and the holder's tax basis in the Note would be increased by the amount of the market discount included in income at the time it accrued.

AMORTIZABLE BOND PREMIUM

     A holder that was issued or acquired a Note at a premium over its stated principal amount plus accrued interest, disregarding any premium attributable to the Note's conversion feature, generally could have elected to treat such premium as "Section 171 premium." If such an election had been made, (1) the amount required to be included in the holder's income each year with respect to interest on the Note would have been reduced by the amount of Section 171 premium allocable to such year and (2) each year a holder's tax basis in the Note would have been reduced by the Section 171 premium allocable to such year. If the amortizable bond premium allocable to a year exceeded the amount of interest allocable to that year, the excess would have been allowed as a deduction for that year but only to the extent of the holder's prior interest inclusions with respect to the Note. If such an election were applicable with respect to a Note, the holder's tax basis in the Note would be less than it otherwise would have been so that more gain (or less loss) would be realized by the holder upon a disposition of the Note, including a sale to Millennium under this Offer.

                        PAYING AGENT; FEES AND EXPENSES

     Millennium has retained U.S. Bank, N.A. as the Paying Agent in connection with this Offer. Millennium has agreed to pay the Paying Agent $4,000 for its services as Paying Agent in this Offer and the offer to purchase the 5.00% Convertible Subordinated Notes due March 1, 2007 that Millennium is conducting simultaneously with this offer. The Paying Agent will also be reimbursed by Millennium for its reasonable expenses and indemnified by Millennium against certain liabilities and expenses in connection with this Offer, including certain liabilities under U.S. federal securities laws.

     Directors, officers and regular employees of either Millennium and its affiliates (who will not be specifically compensated for such services) and the Paying Agent may contact holders of Notes by mail, telephone, telex, telecopy, telegraph and personal interview regarding this Offer and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Notes.

     Tendering holders of Notes who tender their Notes directly to the Paying Agent will not be obligated to pay brokers' fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Notes by Millennium pursuant to this Offer. Millennium will pay all fees and expenses of the Paying Agent in connection with this Offer.

     Brokers, dealers, commercial banks and trust companies will be reimbursed by Millennium for customary mailing and handling expenses incurred by them in forwarding material to their customers. Millennium will not pay any fees or commissions to any broker, dealer or other person (other than the Paying Agent) in connection with the solicitation of tenders of Notes pursuant to this Offer.

                                 MISCELLANEOUS

     Pursuant to Rule 13e-4 under the Exchange Act, Millennium has filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO") which contains additional information with respect to this Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as set forth under "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     This Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Notes. This Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Notes in any jurisdiction in which the making of this Offer or the acceptance thereof would violate the laws of such jurisdiction. Millennium is not aware of any jurisdiction where the making of this Offer is not in compliance with the laws of such jurisdiction. If Millennium becomes aware of any jurisdiction where the making of this Offer would not be in compliance with such laws, Millennium will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to this Offer. If, after such good faith effort, Millennium cannot comply with any such applicable laws, this Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Notes residing in such jurisdiction.

     No person has been authorized to make any recommendation on behalf of Millennium as to whether any holder should tender or refrain from tendering Notes in this Offer or to give any information or to make any representations other than those contained in this Offer to Purchase and, if made or given, such recommendation, information or representations must not be relied upon as having been authorized. The delivery of this Offer to Purchase shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.

                                          MILLENNIUM PHARMACEUTICALS, INC.

March 31, 2003

The Letter of Transmittal, properly completed and duly executed, together with certificates evidencing Notes and any other required documents should be sent or delivered by holders of Notes or their broker, dealer, commercial bank, trust company or other nominee to the Paying Agent at its address set forth below or the procedures for book-entry transfer of Notes should be complied with. Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or related documents may be directed to the Paying Agent at its address or telephone number set forth below. Any beneficial owner owning interests in Notes should contact such beneficial owner's broker, dealer, commercial bank, trust company or other nominee for assistance concerning this Offer.

                      THE PAYING AGENT FOR THIS OFFER IS:

                                U.S. BANK, N.A.

  BY REGISTERED OR CERTIFIED              BY FACSIMILE:                FOR INFORMATION CALL:
             MAIL,
     OVERNIGHT COURIER OR                (651) 244-0711                    Frank Leslie
        HAND DELIVERY:               Attention: Frank Leslie              (651) 244-8677

      180 East 5th Street             CONFIRM BY TELEPHONE:
      St. Paul, MN 55101
    Attention: Frank Leslie              (651) 244-8677